VIA EDGAR

October 28, 2013

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Inergy Midstream, L.P.
Registration Statement on Form S-4
Filed September 5, 2013
File No. 333-190997

Ladies and Gentlemen:

Set forth below are the responses of Crestwood Midstream Partners LP (formerly known as “Inergy Midstream, L.P.”) (the “Partnership”), Crestwood Midstream Finance Corp. (formerly known as “NRGM Finance Corp.”) (“Finance Corp”), and the co-registrants (together with the Partnership and Finance Corp, the “Registrants”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 2, 2013 (the “Comment Letter”), with respect to the Registration Statement on Form S-4, filed by the Registrants with the Commission on September 5, 2013, File No. 333-190997 (the “Registration Statement”) in connection with an offer to exchange up to $500 million of the Partnership and Finance Corp’s 6% Senior Notes due 2020 (the “Notes”) (the “Exchange Offer”).

Concurrently with this letter, the Registrants are electronically submitting Amendment No. 1 to the Registration Statement (the “Amendment”) for filing under the Securities Act of 1933 (the “Securities Act”). The Amendment includes revisions made in response to comments of the Staff in the Comment Letter.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified.

Registration Statement on Form S-4

General

1.	We note that the proposed merger of Crestwood Midstream Partners LP has not yet been consummated. Please disclose if, upon consummation, Crestwood Midstream Partners will become a subsidiary guarantor of the notes. In this regard, we note that your Form 10-Q for the period ended June 30, 2013 indicates that certain of the Company’s future subsidiaries will guarantee the Notes. If so, please confirm how you intend to comply with the requirements of Rule 3-10 of Regulation S-X upon consummation.

Securities and Exchange Commission

RESPONSE: We acknowledge the Staff’s comment and confirm that on October 7, 2013 (the “Merger Closing Date”), Crestwood Midstream Partners LP (“Legacy CMLP”) merged with and into Inergy Midstream, L.P. with Inergy Midstream, L.P. surviving (the “Merger”). The Merger is being accounted for as a reverse acquisition of the Partnership under the purchase method of accounting in accordance with Accounting Standards Codification Topic 805. The accounting for the Merger as a reverse acquisition results in Legacy CMLP as the accounting acquirer. Therefore, after the Merger Closing Date, the historical financial statements contained in all periodic reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and contained or incorporated by reference in the Partnership’s registration statements filed under the Securities Act of 1933, as amended (the “Securities Act”), will present Legacy CMLP as the reporting entity. Also, after the Merger Closing Date, all of Legacy CMLP’s wholly-owned significant subsidiaries (as defined in Rule 1-02(w) of Regulation S-X) became guarantors of the Notes.

On October 17, 2013, the Partnership filed Amendment No. 1 on Form 8-K/A, which contained (i) the audited consolidated financial statements of Legacy CMLP as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012, and the related notes thereto, together with the report of Deloitte & Touche LLP, independent registered public accounting firm, concerning those consolidated financial statements and related notes and (ii) the unaudited consolidated financial statements of Legacy CMLP as of June 30, 2013 and for the three and six months ended June 30, 2013 and 2012, and the related notes thereto (“Legacy CMLP Financial Statements”). Included in the notes to those financial statements are the condensed consolidating financial statements of Legacy CMLP and its subsidiaries, which comply with the requirements of Rule 3-10 of Regulation S-X and present the guarantor structure of Legacy CMLP without considering the effects of the Merger.

In addition to the Legacy CMLP Financial Statements, the historical financial statements of Inergy Midstream, L.P. are incorporated by reference into the Registration Statement and include in a note to the financial statements, in lieu of condensed consolidating financial statements, narrative disclosure about the guarantees, which comply with the requirements of Rule 3-10 of Regulation S-X. In particular, we respectfully note that pursuant to Note 1 to Rule 3-10(f) of Regulation S-X, the Partnership has not historically been required to present condensed consolidated financial information in the manner described in Rule 3-10 of Regulation S-X. Rule 3-10(f) of Regulation S-X provides an exception to the general rule set forth in Rule 3-10(a)(1) of Regulation S-X that every guarantor of a registered security must file the financial statements required for a registrant by Regulation S-X. We note that (i) all of the pre-Merger subsidiary guarantors of Inergy Midstream, L.P. were wholly-owned subsidiaries of Inergy Midstream, L.P., (ii) the guarantees were full and unconditional and (iii) the guarantees were joint and several. In addition, Note 1 to paragraph (f) of Rule 3-10 provides that, in lieu of providing condensed consolidating financial information, the parent company’s financial statements may include a footnote stating that the parent company has no independent assets or operations, the guarantees are full and unconditional and joint and several and any subsidiaries of the parent company other than the subsidiary guarantors are minor.

Securities and Exchange Commission

Beginning with the annual report on Form 10-K for the year ended December 31, 2013, the Partnership will provide the appropriate disclosure regarding all of its subsidiary guarantors in compliance with Rule 3-10 of Regulation S-X.

Cover Page

2.	Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

RESPONSE: We acknowledge the Staff’s comment and confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). We further confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Exchange Offer, page 3

3.	We note your statement on page 4 that you “will deliver the new notes promptly after the expiration date and acceptance of the old notes for exchange.” Please clarify that you will issue the new notes or return the old notes promptly after expiration rather than after acceptance. Please see Exchange Act Rule 14a-1(c). This comment also applies to your disclosure on page 17.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 6 and 18 of the Amendment.

Terms of the New Notes, page 6

4.	Please clarify whether the subsidiary guarantees are “full” and revise your disclosure accordingly. Please refer to Rule 3-10(f)(2) of Regulation S-X. Please revise here and throughout the document as necessary.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. The Registrants respectfully submit that the subsidiary guarantees are “full and unconditional” as defined by Rule 3-10(h)(2) of Regulation S-X because in the event that the Partnership fails to make a scheduled payment on the notes, the subsidiary guarantors are obligated to make such payment immediately, and if they do not, any holder of the notes may immediately bring suit directly against the subsidiary guarantors for payment of all amounts due and payable. Section 10.01 of the Indenture, dated as of December 7, 2012 (the “Indenture”) governing the Exchange Notes provides that failing payment when due of any amount guaranteed or any performance guaranteed for whatever reason, the guarantors will be fully and unconditionally, jointly and severally obligated to pay the same immediately. In addition, each guarantor has waived under the Indenture, diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Partnership, any right to require a proceeding first against the Partnership, protest, notice and all demands whatsoever and

Securities and Exchange Commission

have covenanted that the guarantee will not be discharged except by complete performance of the obligations contained in the notes and the Supplemental Indenture. Please see the Registrants’ response to comment number 14 below for more information regarding the “full and unconditional” character of the subsidiary guarantees. Please see pages 8, 23, 24 and 25 of the Amendment.

Risk Factors, page 8

5.	We note that statement that “[w]hile these are the risks and uncertainties we believe are most important for you to consider, you should know that they are note the only risks or uncertainties facing us or which may adversely affect our business.” Please delete this language.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 10 of the Amendment.

Resale of New Notes, page 16

6.	Please revise the holder representations to add that the holder has not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a distribution of the new notes. Please revise here and throughout the document as necessary, including but not limited to the representations on page 20 and page 73.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 21 and 74 of the Amendment.

Conditions to the Exchange Offer, page 18

7.	In the first paragraph of this section, we note that you may “terminate the exchange offer as provided in this prospectus before accepting old notes for exchange in the event of such a potential violation.” Please revise to state, as you do in the last paragraph of this section, that all conditions must be satisfied or waived prior to expiration of the offer, as opposed to prior to acceptance.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 19 of the Amendment.

Procedures for Tendering, page 19

8.	We note the disclosure on page 20 indicating that you will return any old notes not accepted for exchange and credit such non-exchanged notes to an account maintained with DTC “as promptly as practicable” after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you return old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Securities and Exchange Commission

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 6, 18 and 21 of the Amendment.

Where You can Find More Information, page 70

9.	We note that you have incorporated by reference certain filings by Crestwood Midstream Partners, LP, into your registration statement. Pursuant to General Instruction B.1 to Form S-4, certain registrants are permitted to incorporate by reference information with respect to such registrant; however, Crestwood Midstream Partners is not listed as a registrant on your registration statement. Further, the proposed merger of Crestwood Midstream Partners with and into your wholly-owned subsidiary has not yet been consummated, such that there is no parent-subsidiary relationship between you and Crestwood Midstream Partners at this time, which could make incorporation by reference appropriate. Lastly, the registration statement does not relate to the acquisition of Crestwood Midstream Partners, such that reliance on General Instruction C.1 to Form S-4 would be appropriate with regard to incorporation by reference. Please provide the analysis under which you believe that the relevant Crestwood Midstream Partners filings may be incorporated by reference into the registration statement, or revise the registration statement accordingly.

RESPONSE: We acknowledge the Staff’s comment and note that as discussed in our response to comment no. 1 above, on October 7, 2013 Legacy CMLP merged with and into Inergy Midstream, L.P. with Inergy Midstream, L.P. surviving. Accordingly, the Partnership is now the successor-in-interest by merger of Legacy CMLP and therefore may incorporate the filings of Legacy CMLP.

Letter of Transmittal, page 74

10.	Please delete the language in paragraph number 7 stating that “however, by so acknowledging and delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act.” Please revise here and throughout the document as necessary to remove this limitation, including but not limited to paragraph 5 of your supplemental letter.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 1, 68 and 75 of the Amendment and paragraph 5 of our supplemental letter.

Indemnification of Directors and Officers, page II-2

11.	Please state the general effect of any state statute under which any controlling persons, director or officer of each of the subsidiary guarantors is indemnified in any manner against liability which he may incur in his capacity as such. In addition, we note that Central New York Oil and Gas Company, L.L.C., is incorporated under the laws of the state of New York. Please also provide the above information with regard to the laws of the state of New York. Please see Item 702 of Regulation S-K.

Securities and Exchange Commission

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages II-1, II-2 and II-3 of the Amendment.

Signatures, page II-6

12.	Please include signatures to the registration statement for Inergy Pipeline East, LLC.

RESPONSE: We acknowledge the Staff’s comment and have included signatures to the Registration Statement for Inergy Pipeline East, LLC and the additional new subsidiary guarantors.

13.	Please clarify that Mr. Michael J. Campbell is signing the registration statement on Form S-4 in his capacity as the principal financial officer of NRGM Finance Corp. and Inergy Storage, Inc., rather than as the principal accounting officer.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.

Index to Exhibits

Exhibit 4.1

14.	We note that your subsidiary guarantors may in some circumstances be released from their obligations to guarantee the exchange notes issued in your offering. In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, subsidiary guarantors may only be released from their guarantees in customary circumstances. In light of the above, please provide us with your analysis as to how the guarantees constitute “full and unconditional” guarantees, with a view to understanding how the guarantees satisfy the requirements of Rule 3-10 of Regulation S-X. In your analysis, please focus on Section 10.04(a) of the Indenture filed as Exhibit 4.1 to the Form 8-K filed on December 13, 2012.

RESPONSE: We acknowledge the Staff’s comment and respectfully submit that we considered the guidance set forth in SEC Release Nos. 33-7878; 34-43124, Financial Statements and Periodic Reports For Related Issuers and Guarantors, including Section III.A.1.b thereof regarding the meaning of “full and unconditional.” It is our understanding that it is the view of the Staff that a guaranty is not “full and unconditional” if it contains automatic release provisions, including those that are common in high yield notes indentures. Notwithstanding this view, the Staff has allowed issuers to continue to rely on Rule 3-10(f) when the other requirements of such rule are met and the release provisions are limited to customary circumstances described in Section 2510.5 of the Financial Reporting Manual. The indenture that governs notes issued pursuant to the Registration Statement provides that the

Securities and Exchange Commission

guarantees of our subsidiary guarantors will be released in the following circumstances, as set forth in Section 10.04(a) of the indenture filed as Exhibit 4.1 to the Registration Statement:

•

in connection with any sale or other disposition of all or substantially all of the properties or assets of such Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of the Company, if the sale or other disposition does not violate Section 4.10.

Analysis: This is the same as the first bullet point in Section 2510.5 of the Financial Reporting Manual and is thus an acceptable circumstance under which a guarantee may be released.

•

in connection with any sale or other disposition of the Capital Stock of such Guarantor to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of the Company, if the sale or other disposition does not violate Section 4.10 and the Guarantor ceases to be a Restricted Subsidiary of the Company as a result of such sale or other disposition.

Analysis: This is the same as the first bullet point in Section 2510.5 of the Financial Reporting Manual and is thus an acceptable circumstance under which a guarantee may be released.

•	if the Company designates that Guarantor as an Unrestricted Subsidiary in accordance with Section 4.20 of this Indenture;

Analysis: This is the same as the second bullet point in Section 2510.5 of the Financial Reporting Manual and is thus an acceptable circumstance under which a guarantee may be released.

•	upon Legal Defeasance or Covenant Defeasance or Discharge in accordance with Article 8

Analysis: This is the same as the fourth bullet point in Section 2510.5 of the Financial Reporting Manual and is thus an acceptable circumstance under which a guarantee may be released.

•

at such time as such Guarantor ceases to guarantee any other Indebtedness of either of the Issuers or another Guarantor, provided that it is then no longer an obligor with respect to any Indebtedness under any Credit Facility.

Analysis: This is the same as the third bullet point in Section 2510.5 of the Financial Reporting Manual and is thus an acceptable circumstance under which a guarantee may be released.

Securities and Exchange Commission

Exhibit 5.1

15.	We note your reference to “certain of the Partnership’s subsidiaries,” for which Vinson & Elkins, LLP has acted as counsel with respect to the registration statement. Please clearly state which of your subsidiaries are covered by this legal opinion.

RESPONSE: We acknowledge the Staff’s comment and confirm that Vinson & Elkins L.L.P. has revised its opinion to state that it has acted as counsel with respect to all of the subsidiary guarantors on the Registration Statement.

Exhibit 21.1

16.	Please provide an updated and complete list of your subsidiaries.

RESPONSE: We acknowledge the Staff’s comment and have included an updated and complete list of all of our subsidiaries.

*        *        *        *        *

The Registrants acknowledge that (i) they are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comment or changes to disclosure in response to Staff comment do not foreclose the Commission from taking any action with respect to the filing and (iii) they may not assert Staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact me at (816) 842-8181 or Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

CRESTWOOD MIDSTREAM PARTNERS LP

By:	Crestwood Midstream GP LLC,
its General Partner

By:	/s/ Michael J. Campbell
Name:	Michael J. Campbell
Title:	Senior Vice President and Chief Financial Officer

Securities and Exchange Commission

CRESTWOOD MIDSTREAM FINANCE CORP.
INERGY STORAGE, INC.

By:	/s/ Michael J. Campbell
Name:	Michael J. Campbell
Title:	Senior Vice President and Chief Financial Officer

ARLINGTON STORAGE COMPANY, LLC
CENTRAL NEW YORK OIL AND GAS
COMPANY, L.L.C.
FINGER LAKES LPG STORAGE, LLC
INERGY GAS MARKETING, LLC
INERGY PIPELINE EAST, LLC
US SALT, LLC
INERGY CRUDE LOGISTICS, LLC
INERGY TERMINALS, LLC
INERGY DAKOTA PIPELINE, LLC
INERGY MIDSTREAM OPERATIONS, LLC

By:	/s/ Michael J. Campbell
Name:	Michael J. Campbell
Title:	Senior Vice President and Chief Financial Officer

Securities and Exchange Commission

COWTOWN GAS PROCESSING PARTNERS L.P.
COWTOWN PIPELINE PARTNERS L.P.

By:	CRESTWOOD GAS SERVICES OPERATING GP LLC, its general partner
By:	CRESTWOOD GAS SERVICES OPERATING LLC, its sole member
By:	CRESTWOOD MIDSTREAM PARTNERS LP, its sole member
By:	CRESTWOOD MIDSTREAM GP LLC, its general partner

CRESTWOOD GAS SERVICES OPERATING GP LLC

By:	CRESTWOOD GAS SERVICES OPERATING LLC, its sole member
By:	CRESTWOOD MIDSTREAM PARTNERS LP, its sole member
By:	CRESTWOOD MIDSTREAM GP LLC, its general partner

CRESTWOOD GAS SERVICES OPERATING LLC
CRESTWOOD NEW MEXICO PIPELINE LLC
CRESTWOOD PIPELINE LLC
CRESTWOOD SABINE PIPELINE LLC
CRESTWOOD APPALACHIA PIPELINE LLC
CRESTWOOD MARCELLUS PIPELINE LLC
CRESTWOOD OHIO MIDSTREAM PIPELINE LLC

By:	Crestwood Midstream Partners LP, its sole member
By:	Crestwood MIDSTREAM GP LLC, its general partner

CRESTWOOD PANHANDLE PIPELINE LLC
CRESTWOOD ARKANSAS PIPELINE LLC

By:	CRESTWOOD PIPELINE LLC, its sole member
By:	CRESTWOOD MIDSTREAM PARTNERS LP, its sole member
By:	CRESTWOOD MIDSTREAM GP LLC, its general partner

SABINE TREATING, LLC

By:	CRESTWOOD SABINE PIPELINE LLC, its sole member
By:	CRESTWOOD MIDSTREAM PARTNERS LP, its sole member
By:	CRESTWOOD MIDSTREAM GP LLC, its general partner

CRESTWOOD MARCELLUS MIDSTREAM LLC

By:	CRESTWOOD MARCELLUS PIPELINE LLC, its member
By:	CRESTWOOD MARCELLUS HOLDINGS LLC, its member

E. MARCELLUS ASSET COMPANY, LLC

By:	CRESTWOOD MARCELLUS MIDSTREAM LLC, its sole member

By:	/s/ Michael J. Campbell
Michael J. Campbell
Senior Vice President and Chief Financial Officer

cc:	Gillian A. Hobson, Esq.
Vinson & Elkins L.L.P.
Via Facsimile